Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of Tower Bancorp, Inc.:

Graystone Tower Bank, a state-chartered bank organized under the Pennsylvania Banking Code of 1965, as amended.

Subsidiaries of Graystone Tower Bank:

Graystone Mortgage, LLC, a limited liability company organized under the Pennsylvania Limited Liability Law of 1994, as amended.